

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

Via E-mail
Melanie R. Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

> **Re:** **WNC Housing Tax Credit Fund VI, L.P., Series 5**
> **Form 10-K**
> **Filed September 23, 2011**
> **File No. 000-24855**
>
> **WNC Housing Tax Credit Fund VI, L.P., Series 7**
> **Form 10-K**
> **Filed June 28, 2011**
> **File No. 000-32395**
>
> **WNC Housing Tax Credit Fund VI, L.P., Series 9**
> **Form 10-K**
> **Filed June 28, 2011**
> **File No. 000-50315**
>
> **WNC Housing Tax Credit Fund VI, L.P., Series 10**
> **Form 10-K**
> **Filed July 27, 2011**
> **File No. 000-50837**
>
> **WNC Housing Tax Credit Fund VI, L.P., Series 12**
> **Form 10-K**
> **Filed August 26, 2011**
> **File No. 000-52840**

Dear Ms. Wenk:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief